Exhibit 99.2

First Quarter 2022 Earnings Presentation May 10, 2022

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe, ” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward - looking statements are necessarily subject to a high degree o f uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the fu ture whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looki ng statements and there can be no assurance that such forward - looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward - looking st atements. The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking sta tements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U. S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC. These documents are availa ble on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec - filings. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitut e o r form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or a ffi liates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our sub sid iaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever. This presentation also includes certain non - GAAP financial information. We believe that such information is meaningful and usefu l in understanding the activities and business metrics of our operations. We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects o f our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, prov ide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non - GAAP financial measures to assess operating performance and suc h measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that cer tai n non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of wh ich present these measures when reporting their results. The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial st atements. The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . A s other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliatio n o f such non - GAAP financial measures to the nearest GAAP measure is included in this presentation. 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

Vinci Partners reports solid results and announces the launch of VRS, our new Retirement Services segment

Vinci Partners ended the first quarter of 2022 with R$57 bn in AUM[1].

R$57 bn
AUM[1]

R$1.1 bn
Capital Return
FIP Energia PCH



CAGR +28%
vs. +18% CAGR Alt. Brazilian industry[2]
25
37
50
57
2018
2019
2020
1Q'22

Vinci Partners continues to deliver solid results, which translates into substantial amounts of free cash flow and attractive dividend distribution to shareholders

After-tax Adjusted DE[3]
R$57.7
1Q'22

+22%
YoY

Quarterly Dividend
US$0.17
Per share

Dividends since IPO
US$0.83
Per share

Vinci Retirement Services is our new initiative within the pension plans industry in Brazil.

- Our goal is to assist investors with their retirement plans.
- We will leverage our platform's power to develop sophisticated solutions to our investors.
- The pension plans industry in Brazil is currently under allocated towards alternatives, presenting a key opportunity to explore diversified portfolios.

+R$1 trn
Addressable Market

+88%
Market share of the Incumbent banks

See notes and definitions at end of document

5

Financial Highlights

First Quarter 2022 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	81,843	87,229	7%	290,211	366,456	26%
Net revenue from advisory fees	15,066	3,674	-76%	27,936	55,363	98%
Total Fee Related Revenues	**96,909**	**90,903**	**-6%**	**318,147**	**421,819**	**33%**
Segment personnel expenses	(5,097)	(6,549)	28%	(16,385)	(23,698)	45%
Other G&A expenses	(3,574)	(4,503)	26%	(15,707)	(18,441)	17%
Corporate center expenses	(19,512)	(18,761)	-4%	(63,827)	(79,848)	25%
Bonus compensation related to management and advisory[1]	(18,526)	(17,272)	-7%	(65,167)	(83,715)	28%
Total Fee Related Expenses	**(46,710)**	**(47,085)**	**1%**	**(161,086)**	**(205,702)**	**28%**
FEE RELATED EARNINGS (FRE)	**50,199**	**43,818**	**-13%**	**157,061**	**216,117**	**38%**
FRE Margin (%)	*51.8%*	*48.2%*		*49.4%*	*51.2%*	
FRE per share[2] (R$/share)	*0.88*	*0.78*		*2.76*	*3.83*	
Net revenue from performance fees	9,951	3,172	-68%	53,711	30,854	-43%
Performance based compensation[3]	(3,292)	(1,032)	-69%	(17,931)	(11,741)	-35%
PERFORMANCE RELATED EARNINGS (PRE)	**6,659**	**2,140**	**-68%**	**35,780**	**19,113**	**-47%**
PRE Margin (%)	*66.9%*	*67.5%*		*66.6%*	*61.9%*	
(-) Unrealized performance fees	(422)	(636)	51%	(15,410)	7,501	N/A
(+) Unrealized performance compensation	150	225	50%	5,959	(2,658)	N/A
(+) Realized GP investment income	112	2,045	1,726%	140	15,784	11,174%
SEGMENT DISTRIBUTABLE EARNINGS	**56,699**	**47,593**	**-16%**	**183,531**	**255,857**	**39%**
Segment DE Margin (%)	*53.2%*	*49.8%*		*51.5%*	*53.8%*	
(+) Depreciation and amortization	939	984	5%	2,032	3,962	95%
(+) Realized financial income	4,644	24,996	438%	6,165	49,081	696%
(-) Leasing expenses	(3,157)	(2,472)	-22%	(12,301)	(11,596)	-6%
(-) Other items	886	(1,136)	N/A	820	(2,341)	N/A
(-) Non-recurring expenses[4]	-	(5,109)		-	(5,109)	
(-) Income taxes (excluding related to unrealized fees and income)	(12,815)	(11,601)	-9%	(42,729)	(51,561)	21%
DISTRIBUTABLE EARNINGS (DE)	**47,195**	**53,255**	**13%**	**137,518**	**238,294**	**73%**
DE Margin (%)	*42.4%*	*44.2%*		*37.9%*	*45.4%*	
DE per share (R$/share)[5]	*0.83*	*0.95*		*2.42*	*4.23*	
(+) Non-recurring expenses including income tax related to realized expense	-	4,437	N/A	-	4,437	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**47,195**	**57,692**	**22%**	**137,518**	**242,730**	**77%**
Adjusted DE Margin (%)	*42.4%*	*47.9%*		*37.9%*	*46.2%*	
Adjusted DE per share (R$/share)	*0.83*	*1.03*		*2.42*	*4.31*	

For comparison purposes only, FRE and DE per share indicated LTM 1Q'21 are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

7

VINCI partners

8 ▪ Total assets under management (“AUM”) of R$56.7 billion, up 3 % year - over - year. ▪ Fee - Earning AUM (“FEAUM”) of R$54.6 billion, up 4 % year - over - year. ▪ Performance fee - eligible AUM (“PEAUM”) of R$34.9 billion at the end of the quarter. ▪ Net inflows of negative R$ 875 .4 million in the quarter and positive R$2.3 billion over the 1Q’22 LTM . ▪ New capital subscriptions of R$694.1 million in the quarter and R$1 .8 billion over the 1Q’22 LTM . ▪ Capital Return of R$1.2 billion in the quarter and R$1.5 billion over the 1Q’22 LTM. ▪ Net cash and investments of R$1.4 billion (R$24.58/share) at the end of the quarter. First Quarter 2022 Highlights ▪ Fee - related revenues of R$421.8 million over the 1Q’22 LTM , up 33% year - over - year. ▪ FRE was R$216.1 million over the LTM 1Q’22 , up 3 8 % year - over - year. ▪ Adjusted Distributable Earnings (“DE”) of R$57.7 million (R$1.03/share) in the quarter, up 22% year - over - year. x Adjusted DE was R$ 242 .7 million (R$4.31/share) over the LTM 1Q’22 , up 77% year - over - year. Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.17 per common share payable on June 8, 2022. ▪ Total capital used for share repurchases of R$21.2 million in the 1Q’22.

9 Our AUM remains resilient throughout market cycles… ▪ Total assets under management (AUM) of R$56.7 billion, up 3% year - over - year, driven primarily by strong fundraising coming from exclusive mandates in IP&S. ▪ In the first quarter of 2022 the fund FIP Energia PCH, managed by the Infrastructure team, returned R$1.1 billion in capital for its investors, after the successful completion of the mandate won in 2015, to restructure the fund's portfolio and return capital to LPs. ▪ Total Fee - Earning AUM (FEAUM) of R$54.6 billion, up 4% year - over - year. AUM 1Q ’ 22 vs 1Q ’ 21 (R$bn) Fee - Earning AUM 1Q ’ 22 vs 1Q ’ 21 (R$bn) Long - Term AUM¹ 1Q ’ 22 vs 1Q ’ 21 (R$bn) + 3% + 4% - 4% See notes and definitions at end of document 21 21 13 12 20 23 55 57 1Q'21 1Q'22 Private Markets Liquid Strategies IP&S 19 19 13 12 20 23 52 55 1Q'21 1Q'22 Private Markets Liquid Strategies IP&S 19 19 2 1 7 7 27 26 1Q'21 1Q'22 Perpetual or quasi-perpetual 10+ Years 5-10 Years

10 24% 11% 4% 6% 22% 15% 7% 11% Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory 19% 9% 6% 3% 41% 17% 5% 36% 23% 23% 9% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric … and highly diversified across different strategies and clients 45 % of net revenues come from private market strategies ² 46 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 1Q ' 22 Net Revenues 1Q ' 22 LTM See notes and definitions at end of document AUM 1Q ' 22

11 81% 19% Private Equity Infrastructure Vinci holds a strong position for future realization of performance fees in private market funds Gross Accrued Performance Fees – Private Market Funds ▪ Performance fee receivable increased to R$104.6 million in the 1Q’22, a 3% increase quarter - over - quarter, driven mostly by appre ciation in the VCP III strategy. ▪ The VCP strategy¹ in Private Equity accounted for R$84.6 million in accrued performance fees, or 81% of total performance fee s. ▪ Vinci Partners had R$8 billion as of 1Q’22 in performance eligible AUM coming from Private Markets’ funds still within invest men t period. R$104.6 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 20 . 0 million as of the end of the first quarter of 2022 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 84 . 6 million as of the end of the first quarter of 2022 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document

Significant exposure to performance fee-eligible AUM

- Total Performance fee eligible AUM (PEAUM) of R$34.9 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$8 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$35 bn
27%
24%
21%
9%
9%
8%
2%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,080	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	2,161	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	232	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	78	Preferred Return w/ Catch- Up[2]		Within investment period
Others	3,833			Not expected to pay performance
Total Private Equity	**9,383**			
Vinci Valorem	2,576	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	2,113	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,542			Currently generating performance
Commingled Funds	730	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	248	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	1,236			Currently generating performance
Total IP&S	**8,445**			
SWF	5,048	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,206	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	574	Hurdle[3]	IBOV[7]	Currently generating performance
Others	490			Currently generating performance
Total Public Equities	**7,318**			
Listed REITs	2,520	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	436	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	214	Hurdle[3]	IFIX9	Currently generating performance
Total Real Estate	**3,170**			
VCI II	722	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	600	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	340	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	265	Hurdle[3]	CDI[10]	Currently generating performance
VCS	84	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	255			Not expected to pay performance
Others	867			Currently generating performance
Total Credit	**3,133**			
Atlas Strategy	542	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	503	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	400	Hurdle[3]	IPCA[5]+ Yield IMAB[11]	Currently generating performance
Others	1,168			Currently generating performance
Total Hedge Funds	**2,613**			
VIAS	371	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	73	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	193			Not expected to pay performance
Total Infrastructure	**788**			
PEAUM TOTAL	**34,851**			

12

Fee related revenues

Management fees remain the main contributor to revenues, accounting for 81% of total revenues over the 1Q'22 LTM

- Fee related revenues, composed of management and advisory fees, totaled R$90.9 million in the quarter, down 6% year-over-year due to a greater contribution from advisory fees in the 1Q'21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser. Fee related revenues accounted for R$421.8 million over the 1Q'22 LTM, up 33% when compared to the 1Q'21 LTM .
- Management fee revenues reached R$87.2 million in the quarter, up 7% year-over-year, following growth in fee-paying AUM across Private Markets and IP&S funds.
- Advisory fees accounted for R$3.7 million in the quarter. During the 1Q'22 LTM, advisory fees totaled R$55.4 million, up 98% year-over-year.

Management and Advisory fees 1Q'22 vs. 1Q'21 (R$mm)



- 6%
97
15
82
91
4
87
1Q'21
1Q'22
Management fees
Advisory fees

Management and Advisory fees 1Q'22 LTM vs. 1Q'21 LTM (R$mm)



+ 33%
318
28
290
422
55
366
1Q'21 LTM
1Q'22 LTM
Management fees
Advisory fees

13

VINCI partners

14 Operating Expenses ▪ Total operating expenses of R$48.1 million in the quarter, down 4% year - over - year. ▪ Total operating expenses of R$217.4 during the 1Q’22 LTM , an increase of 21% when compared to the 1Q’21 LTM . This increase was partially driven by new recurring costs related to becoming a public company¹ throughout the year of 2021. Total Expenses 1Q ’ 22 vs. 1Q ’ 21 (R$mm) Total Expenses 1Q’22 LTM vs. 1Q ’ 21 LTM (R$mm) See notes and definitions at end of document - 4% 22 18 20 19 5 7 4 5 50 48 1Q'21 1Q'22 Bonus compensation Corporate center Segment Personnel expenses Other G&A + 21% 83 95 64 80 16 24 16 18 179 217 1Q'21 LTM 1Q'22 LTM Bonus compensation Corporate center Segment Personnel expenses Other G&A

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$43.8 million (R$0.78/share) in the quarter, down 13% year-over-year, due to a greater contribution from advisory fees in the 1Q'21 following the closing of the pre-IPO advisory for B3 listed company Espaço Laser.
- FRE was R$216.1 million (R$3.83/share) over the 1Q'22 LTM, up 38% when compared to the 1Q'21 LTM .
- FRE Margin was 51% for the 1Q'22 LTM, an increase of 1.9 percentage point when compared to the 1Q'21 LTM .
- Considering only our asset management segments, FRE was R$44.5 million in the quarter, up 9% year-over-year.

Fee Related Earnings (FRE) 1Q'22 vs. 1Q'21 (R$mm)



% FRE margin
52%
48%
- 13%
50
44
1Q'21
1Q'22

Fee Related Earnings (FRE) 1Q'22 LTM vs. 1Q'21 LTM (R$mm)



49%
51%
+ 38%
157
216
1Q'21 LTM
1Q'22 LTM

FRE per share[1]	R$0.88	R$0.78	R$2.76	R$3.83

For comparison purposes only, FRE per share indicated for LTM 1Q'21 is calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

15

Performance Related Earnings (PRE)

- Performance related earnings (PRE) of R$2.1 million (R$0.04/share) in the quarter, down 68% year-over-year, due to higher performance contributions coming from international exclusive mandates in IP&S in 1Q'21. Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open-ended funds.
- PRE was R$19.1 million (R$0.34/share) over the 1Q'22 LTM , down 47% when compared to the 1Q'21 LTM, primarily due to unrealized performance revenues booked in the 1Q'21 LTM, that were partially realized in the 1Q'22 LTM.

Performance Related Earnings (PRE) 1Q'22 vs. 1Q'21 (R$mm)



% PRE margin
67%
67%
- 68%
7
0.3
6
2
0.4
2
1Q'21
1Q'22
Realized
Unrealized

Performance Related Earnings (PRE) 1Q'22 LTM vs. 1Q'21 LTM (R$mm)



67%
62%
- 47%
36
9
26
19
24
-5
1Q'21 LTM
1Q'22 LTM
Realized
Unrealized

	1Q'21	1Q'22	1Q'21 LTM	1Q'22 LTM
PRE per share[1]	R$0.12	R$0.04	R$0.63	R$0.34

16

VINCI partners

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$27.0 million in the 1Q'22, up 469% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$2.0 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$64.9 million over the 1Q'22 LTM , up 929% when compared to the 1Q'21 LTM .

Realized GP Investment[1] and Financial income[2] 1Q'22 vs 1Q'21 (R$mm)



5
5
27
2
25
1Q'21
1Q'22
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 1Q'22 LTM vs 1Q'21 LTM (R$mm)



6
6
65
16
49
1Q'21 LTM
1Q'22 LTM
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

17

Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$57.7 million (R$1.03/share) in the quarter, up 22% year-over-year.
- Adjusted DE margin for the quarter was 48%, up 5.4 percentage points when compared to the 1Q'21. Adjusted DE margin was 46% in the 1Q'22 LTM , an increase of 8.3 percentage points compared to the 1Q'21 LTM .
- Adjusted DE was R$243.4 million (R$4.31/share) in the 1Q'22 LTM , up 77% when compared to the 1Q'21 LTM .

Adjusted Distributable Earnings (DE) 1Q'22 vs. 1Q'21 (R$mm)



% Adjusted DE margin
42%
48%
+ 22%
47
58
1Q'21
1Q'22

Adjusted Distributable Earnings (DE) 1Q'22 LTM vs. 1Q'21 LTM (R$mm)



38%
46%
+ 77%
138
243
1Q'21 LTM
1Q'22 LTM

Adjusted DE per share[2]	R$0.83	R$1.03	R$2.42	R$4.31

For comparison purposes only, DE per share indicated for LTM 1Q'21 is calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

18

VINCI partners

19 Share Repurchase Activity (in R$ million, unless mentioned) 4Q'21 1Q'22 Total Shares Repurchased (number of shares) 407,841 326,261 Total Capital Used for Share Repurchases 26.8 21.2 Remaining Share Repurchase Plan Authorization 32.4 11.2 Average Price Paid Per Share (US$) 11.4 12.3 (in R$ millions, unless mentioned) 4Q'21 1Q'22 Cash and cash equivalents¹ 102.6 38.5 Net Investments 1,381.5 1,333.5 Liquid funds² 1,224.8 1,074.9 GP Fund Investments³ 156.7 258.7 Cash and Net Investments 1,484.1 1,372.0 Cash and Net Investments per share 4 (R$/share) 26.43 24.58 Balance Sheet Highlights ▪ As of March 31, 2022, Vinci Partners had R$1.4 billion (R$24.6/share) in total cash and net investments, that comprise cash, cas h equivalents and net investments (liquid funds and GP fund investments at fair value). ▪ Vinci Partners repurchased 326,261 shares in the quarter with an average share price of US$12.3. As of March 31, 2022, the co mpa ny had R$11.2 million remaining in its authorized share repurchase plan. 26.43 24.58 4Q'21 1Q'22 Cash and Net Investments per share 4 (R$/share)

Segment Highlights

21 49% 20% 18% 13% Financials by segment ▪ Fee Related Earnings (FRE) were R$216.1 million over the 1Q’22 LTM, with 49% of FRE coming from Private Markets, followed by Liq uid Strategies accounting for 20%, IP&S for 18% and Financial Advisory for 13%. ▪ Segment Distributable Earnings were R$255.9 million over the 1Q’22 LTM, with 51% coming from Private Markets’ strategies, fol low ed by Liquid Strategies and IP&S, each accounting for 19% and Financial Advisory for 11%. Segment Distributable Earnings 1Q’22 LTM by Segment Fee Related Earnings (FRE) 1Q’22 LTM by Segment R$216 mm R$256 mm 51% 19% 19% 11% Private Markets Liquid Strategies IP&S Financial Advisory

Private Markets

- Fee related earnings (FRE) of R$24.9 million in the quarter, up 4% year-over-year. FRE was R$106.8 million over the 1Q'22 LTM, an increase of 21% when compared to the 1Q'21 LTM, driven by the strong fundraising over the last twelve months.
- Segment Distributable Earnings of R$26.9 million in the quarter, up 11% year-over-year. Segment DE was R$131.0 million over the 1Q'22 LTM, an increase of 45% when compared to the 1Q'21 LTM.
- Total AUM of R$21.0 billion at the end of the quarter, a decrease of 1% year-over-year. During the first quarter of 2022, we had R$1.1 billion in capital return coming from realizations in FIP Energia PCH, after the successful completion of the mandate won in 2015 by our Infrastructure team, to restructure the fund's portfolio and return capital to LPs.
- During the first quarter of 2022, our listed REIT, VINO11, closed its sixth issue of additional quotas, adding R$215 million in perpetual capital.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	46,581	46,759	0%	173,208	194,662	12%
Net revenue from advisory fees	505	467	-8%	781	5,615	619%
Total Fee Related Revenues	**47,086**	**47,226**	**0%**	**173,989**	**200,277**	**15%**
Segment personnel expenses	(2,438)	(2,736)	12%	(8,169)	(10,869)	33%
Other G&A expenses	(2,325)	(2,755)	18%	(9,744)	(11,803)	21%
Corporate center expenses	(10,584)	(9,554)	-10%	(36,222)	(37,426)	3%
Bonus compensation related to management and advisory	(7,731)	(7,307)	-5%	(31,701)	(33,338)	5%
Total Fee Related Expenses	**(23,078)**	**(22,352)**	**-3%**	**(85,836)**	**(93,436)**	**9%**
FEE RELATED EARNINGS (FRE)	**24,008**	**24,874**	**4%**	**88,153**	**106,841**	**21%**
FRE Margin (%)	*51.0%*	*52.7%*		*50.7%*	*53.3%*	
Net revenue from performance fees	462	640	38%	18,377	5,162	-72%
Realized performance fees	40	4	-90%	2,967	12,663	327%
Unrealized performance fees	422	636	51%	15,411	(7,501)	N/A
Performance based compensation	(162)	(226)	40%	(6,854)	(1,611)	-76%
PERFORMANCE RELATED EARNINGS (PRE)	**300**	**414**	**38%**	**11,524**	**3,551**	**-69%**
PRE Margin (%)	*65.0%*	*64.7%*		*62.7%*	*68.8%*	
(-) Unrealized performance fees	(422)	(636)	51%	(15,411)	7,501	N/A
(+) Unrealized performance compensation	150	225	50%	5,959	(2,658)	N/A
(+) Realized GP investment income	112	2,045	1,726%	140	15,784	11,174%
SEGMENT DISTRIBUTABLE EARNINGS	**24,148**	**26,922**	**11%**	**90,365**	**131,019**	**45%**
Segment DE Margin (%)	*51.1%*	*54.6%*		*51.0%*	*57.3%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**21,352**	**21,041**	**-1%**	**21,352**	**21,041**	**-1%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**19,336**	**19,192**	**-1%**	**19,336**	**19,192**	**-1%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.98%**	**0.92%**		**0.98%**	**0.96%**	
FULL TIME EMPLOYEES	**50**	**50**	**0%**	**50**	**50**	**0%**

Private Markets' AUM



Infrastructure
7%
Credit
15%
R$21 bn
AUM
Private
Equity
53%
Real Estate
25%

22

VINCI partners

Liquid Strategies

- Fee related earnings (FRE) of R$10.4 million in the quarter, up 2% year-over-year. FRE was R$42.9 million over the last twelve months, an increase of 17% compared to the 1Q'21 LTM, driven by the end of the revenue sharing agreement with GAS Investimentos in 2021, which impacted positively our average management fee rate.
- Performance related earnings (PRE) of R$1.6 million in the quarter, up 23% year-over-year. PRE was R$5.2 million over the last twelve months, an increase of 4% when compared to the 1Q'21 LTM.
- Segment Distributable Earnings of R$12.0 million in the quarter, up 4% year-over-year.
- AUM remained resilient, ending the 1Q'22 with R$12.2 billion, with no relevant outflows over the last twelve months, primarily due to the solid performance from our flagship funds and our long-term oriented investor base, composed mainly by institutional investors.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	19,983	20,573	3%	64,679	87,376	35%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	**19,983**	**20,573**	**3%**	**77,324**	**87,376**	**13%**
Segment personnel expenses	(1,293)	(1,384)	7%	(4,850)	(5,659)	17%
Other G&A expenses	(624)	(676)	8%	(2,812)	(2,858)	2%
Corporate center expenses	(4,492)	(4,203)	-6%	(16,173)	(17,396)	8%
Bonus compensation related to management and advisory	(3,420)	(3,948)	15%	(16,703)	(18,559)	11%
Total Fee Related Expenses	**(9,829)**	**(10,212)**	**4%**	**(40,538)**	**(44,472)**	**10%**
FEE RELATED EARNINGS (FRE)	**10,154**	**10,361**	**2%**	**36,786**	**42,904**	**17%**
FRE Margin (%)	*50.8%*	*50.4%*		*47.6%*	*49.1%*	
Net revenue from performance fees	2,009	2,325	16%	7,610	10,730	41%
Realized performance fees	*2,009*	*2,325*	*16%*	*7,610*	*10,730*	*41%*
Unrealized performance fees	-	-	*N/A*	-	-	N/A
Performance based compensation	(703)	(722)	3%	(2,591)	(5,531)	113%
PERFORMANCE RELATED EARNINGS (PRE)	**1,306**	**1,603**	**23%**	**5,019**	**5,199**	**4%**
PRE Margin (%)	*65.0%*	*68.9%*		*66.0%*	*48.5%*	
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**11,460**	**11,963**	**4%**	**41,806**	**48,103**	**15%**
Segment DE Margin (%)	*52.1%*	*52.2%*		*49.2%*	*49.0%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**12,962**	**12,243**	**-6%**	**12,962**	**12,243**	**-6%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**12,840**	**12,104**	**-6%**	**12,840**	**12,104**	**-6%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.65%***	***0.74%***		***0.50%***	***0.74%***	
FULL TIME EMPLOYEES	**24**	**21**	**-13%**	**24**	**21**	**-13%**

Liquid Strategies' AUM



Hedge Funds
24%
R$12 bn
AUM
Public
Equities
76%

23

VINCI partners

Investment Products & Solutions

- Fee related earnings (FRE) of R$9.3 million in the quarter, up 37% year-over-year. FRE was R$40.1 million over the last twelve months, an increase of 73% when compared to the 1Q'21 LTM, driven by the growth in management fees following notable fundraising in separate mandates over the last twelve months.
- Performance related earnings (PRE) of R$124 thousand, down 98% year-over-year, due to higher contribution from international exclusive mandates in the 1Q'21. PRE over the last twelve months was R$10.4 million, a decrease of 27% when compared to the 1Q'21 LTM.
- Segment Distributable Earnings of R$9.4 million in the quarter, down 21% year-over-year, due to a bigger contribution from PRE in the 1Q'21. Segment DE was R$50.4 million over the last twelve months, an increase of 35% when compared to the 1Q'21 LTM.
- Total AUM of R$23.4 billion, up 14% year-over-year, driven by outstanding fundraising for new separate mandates in 2021. During the 1Q'22, we closed our first vintage of our new strategy Vinci Strategic Partners, or VSP, a Private Markets FoF, adding R$187 million of long-term capital to the platform.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	15,280	19,897	30%	52,335	84,416	61%
Net revenue from advisory fees	19	7	-64%	96	42	-56%
Total Fee Related Revenues	**15,299**	**19,904**	**30%**	**52,430**	**84,458**	**61%**
Segment personnel expenses	(971)	(1,827)	88%	(3,491)	(5,275)	51%
Other G&A expenses	(465)	(600)	29%	(1,455)	(2,226)	53%
Corporate center expenses	(3,439)	(4,065)	18%	(10,892)	(16,184)	49%
Bonus compensation related to management and advisory	(3,669)	(4,156)	13%	(13,432)	(20,698)	54%
Total Fee Related Expenses	**(8,544)**	**(10,648)**	**25%**	**(29,270)**	**(44,384)**	**52%**
FEE RELATED EARNINGS (FRE)	**6,755**	**9,255**	**37%**	**23,160**	**40,074**	**73%**
FRE Margin (%)	*44.2%*	*46.5%*		*44.2%*	*47.4%*	
Net revenue from performance fees	7,481	208	-97%	20,837	14,964	-28%
Realized performance fees	7,481	208	-97%	20,837	14,964	-28%
Unrealized performance fees	-	-	N/A	-	-	N/A
Performance based compensation	(2,427)	(84)	-97%	(6,602)	(4,599)	-30%
PERFORMANCE RELATED EARNINGS (PRE)	**5,054**	**124**	**-98%**	**14,235**	**10,364**	**-27%**
PRE Margin (%)	*67.6%*	*59.5%*		*68.3%*	*69.3%*	
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**11,809**	**9,379**	**-21%**	**37,398**	**50,439**	**35%**
Segment DE Margin (%)	*51.8%*	*46.6%*		*51.0%*	*50.7%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**20,449**	**23,394**	**14%**	**20,449**	**23,394**	**14%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**20,299**	**23,258**	**15%**	**20,299**	**23,258**	**15%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.35%**	**0.37%**		**0.38%**	**0.39%**	
FULL TIME EMPLOYEES	**13**	**14**	**8%**	**13**	**14**	**8%**

IP&S AUM


Pension Plans
10%
International
12%
Commingled
Funds
12%
R$23 bn
AUM
Separate
Mandates
66%

24

VINCI partners

Financial Advisory

- Fee related earnings (FRE) of R$690 thousand in the quarter, down 93% year-over-year, due to a greater contribution from advisory fees in the 1Q'21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser.
- FRE was R$27.7 million over the last twelve months, an increase of 97% when compared to the 1Q'21 LTM, a consequence of the stronger deal activity in 2021.
- Segment Distributable Earnings over the last twelve months were R$27.7 million, an increase of 97% year-over-year when compared to the 1Q'21 LTM.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	14,541	3,201	-78%	27,055	49,708	84%
Total Fee Related Revenues	**14,541**	**3,201**	**-78%**	**27,055**	**49,708**	**84%**
Segment personnel expenses	(395)	(505)	28%	(1,130)	(1,798)	59%
Other G&A expenses	(181)	(209)	15%	(882)	(1,291)	46%
Corporate center expenses	(975)	(938)	-4%	(3,190)	(8,843)	177%
Bonus compensation related to management and advisory	(3,707)	(858)	-77%	(7,809)	(10,116)	30%
Total Fee Related Expenses	**(5,258)**	**(2,510)**	**-52%**	**(13,011)**	**(22,048)**	**69%**
FEE RELATED EARNINGS (FRE)	**9,283**	**690**	**-93%**	**14,043**	**27,660**	**97%**
FRE Margin (%)	*63.8%*	*21.6%*		*51.9%*	*55.6%*	
SEGMENT DISTRIBUTABLE EARNINGS	**9,283**	**690**	**-93%**	**14,043**	**27,660**	**97%**
Segment DE Margin (%)	*63.8%*	*21.6%*		*51.9%*	*55.6%*	

25

Retirement Services

- We are structuring a new business vertical, Vinci Retirement Services, or VRS, focused on planning and building long-term investment portfolios that will assist investors to achieve their retirement goals. We are assembling a fully dedicated and specialized team to conduct this project, with the leadership of Vinicius Albernaz, our partner and former CEO of Bradesco Seguros and BRAM.
- Fee Related Earnings (FRE) of negative R$1.4 million in the quarter.

(R$ thousands, unless mentioned)/	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	-	-	**N/A**	-	-	**N/A**
Segment personnel expenses	-	(97)	N/A	-	(97)	N/A
Other G&A expenses	-	(263)	N/A	-	(263)	N/A
Corporate center expenses	-	0	N/A	-	0	N/A
Bonus compensation related to management and advisory	-	(1,002)	N/A	-	(1,002)	N/A
Total Fee Related Expenses	-	**(1,362)**	**N/A**	-	**(1,362)**	**N/A**
FEE RELATED EARNINGS (FRE)	-	**(1,362)**	**N/A**	-	**(1,362)**	**N/A**
FRE Margin (%)	*N/A*	*N/A*		*N/A*	*N/A*	
Net revenue from performance fees	-	-	N/A	-	-	N/A
Realized performance fees	-	-	*N/A*	-	-	*N/A*
Unrealized performance fees	-	-	*N/A*	-	-	*N/A*
Performance based compensation	-	-	N/A	-	-	N/A
PERFORMANCE RELATED EARNINGS (PRE)	-	-	**N/A**	-	-	**N/A**
PRE Margin (%)	*N/A*	*N/A*		*N/A*	*N/A*	
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	-	**(1,362)**	**N/A**	-	**(1,362)**	**N/A**
Segment DE Margin (%)	*N/A*	*N/A*		*N/A*	*N/A*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**-**	**-**	**N/A**	**-**	**-**	**N/A**
FULL TIME EMPLOYEES	**-**	**3**	**N/A**	**-**	**3**	**N/A**

26

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	57,229
(+/-) Capital Subscription / (capital return)	135	-	142	(917)	110	(4)	-	(534)
(+) Capital Subscription	*136*	-	*142*	*151*	*215*	*52*	-	*694*
(-) Capital Return	*(1)*	-	-	*(1,068)*	*(104)*	*(55)*	-	*(1,228)*
(+/-) Net Inflow / (outflow)	-	(251)	(541)	-	-	196	(279)	(875)
(+/-) Appreciation / (depreciation)	(333)	1,091	128	(11)	(192)	66	110	858
Ending Balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	56,677

For the Twelve Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	11,442	10,016	20,449	2,455	5,125	2,330	2,946	54,763
(+/-) Capital Subscription / (capital return)	211	-	203	(912)	661	109	-	272
(+) Capital Subscription	*218*	-	*203*	*277*	*889*	*186*	-	*1,772*
(-) Capital Return	*(7)*	-	-	*(1,188)*	*(229)*	*(76)*	-	*(1,500)*
(+/-) Net Inflow / (outflow)	-	(730)	2,478	-	107	537	(108)	2,285
(+/-) Appreciation / (depreciation)	(628)	47	263	(50)	(576)	230	72	(643)
Ending Balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	56,677

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	54,975
(+/-) Capital Subscription / (capital return)	135	-	142	(917)	110	(4)	-	(534)
(+) Capital Subscription	*136*	-	*142*	*151*	*215*	*52*	-	*694*
(-) Capital Return	*(1)*	-	*0*	*(1,068)*	*(104)*	*(55)*	-	*(1,228)*
(+/-) Net Inflow / (outflow)	-	(251)	(541)	-	-	196	(283)	(879)
(+/-) Appreciation / (depreciation)	(197)	1,091	128	(12)	(192)	66	108	991
Ending Balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	54,553

For the Twelve Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,530	9,955	20,299	2,351	5,125	2,330	2,884	52,474
(+/-) Capital Subscription / (capital return)	211	-	203	(861)	661	109	-	322
(+) Capital Subscription	*218*	-	*203*	*277*	*889*	*186*	-	*1,772*
(-) Capital Return	*(7)*	-	-	*(1,138)*	*(229)*	*(76)*	-	*(1,450)*
(+/-) Net Inflow / (outflow)	-	(728)	2,488	-	107	537	(114)	2,290
(+/-) Appreciation / (depreciation)	(505)	39	268	(57)	(576)	230	68	(533)
Ending Balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	54,553

28

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	1Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	503.1	3.1%	3.1%	5.9%	8.1%	CDI4	CDI4
Atlas Strategy[2]	Hedge Funds	542.4	4.2%	4.2%	1.4%	3.2%	CDI4	CDI4
Vinci Total Return	Hedge Funds	282.3	8.8%	8.8%	19.4%	88.0%	IPCA5 + Yield IMA-B7	IPCA5 + Yield IMA-B7
Mosaico Strategy	Public Equities	1,205.6	11.0%	11.0%	-1.0%	52.3%	IBOV5	IBOV5
Vinci Gas Dividendos FIA	Public Equities	574.2	15.4%	15.4%	6.3%	50.8%	IBOV5	IBOV5
Vinci Valorem FIM	IP&S	2,376.3	4.2%	4.2%	7.6%	15.5%	IMA-B 57	IMA-B 57
Equilibrio Strategy[3]	IP&S	2,223.5	4.5%	4.5%	7.8%	16.1%	IPCA6	-
Vinci Selection Equities FIA	IP&S	581.6	9.1%	9.1%	-0.9%	49.9%	IBOV5	IBOV5
Vinci Crédito Imobiliário I	Credit	255.1	4.5%	4.5%	4.6%	18.1%	IPCA6	IPCA6 +7.785%
Vinci Crédito Imobiliário II	Credit	560.5	3.1%	3.1%	4.5%	14.4%	IPCA6	IPCA6+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	121.3	2.7%	2.7%	9.5%	13.9%	CDI4	CDI4
Vinci Energia Sustentável	Credit	600.0	-1.0%	-1.0%	4.6%	16.5%	IPCA6	IPCA6 + 6%
VISC11	Real Estate (listed REIT)	1,755.5	-1.4%	-1.4%	-3.6%	12.4%	IFIX8	IPCA6 + 6%
VILG11	Real Estate (listed REIT)	1,483.2	-3.7%	-3.7%	-9.5%	8.0%	IFIX8	IPCA6 + 6%
VINO11	Real Estate (listed REIT)	822.8	-9.8%	-9.8%	-9.9%	13.5%	IFIX8	IPCA6 + 6%
VIFI11	Real Estate (listed REIT)	202.0	-2.8%	-2.8%	-9.6%	-	IFIX8	IFIX8
VIUR11	Real Estate (listed REIT)	196.2	-3.1%	-20.8%	-	-	IFIX8	IPCA6 + 6%
VIGT11	Infrastructure (listed)	645.0	-1.8%	-1.8%	-3.1%	2.7%	-	-

Benchmark	1Q22	YTD	12 M	24 M
IBOV[5]	14.5%	14.5%	2.9%	64.3%
CDI[4]	2.4%	2.4%	6.4%	8.8%
IMA-B 5[7]	3.8%	3.8%	8.7%	18.0%
IPCA[6] + Yield IMA-B[7]	2.8%	2.8%	14.1%	23.4%
IPCA[6]	2.9%	2.9%	10.9%	17.7%
IFIX[8]	-0.9%	-0.9%	-2.3%	11.5%

29

30 Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds Fund Segment Vintage year Committed Capital (R$mm) Invested Capital (R$mm) Realized or Partially Realized (R$mm) Unrealized (R$mm) Total Value (R$mm) Gross MOIC (BRL) Gross MOIC (USD) Gross IRR (BRL) Gross IRR (USD) Fund 1 Private Equity 2004 1,415 1,206 5,058 229 5,287 4.4x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,805 1,844 2,390 4,234 2.3x 1.2x 12.6% 2.8% VCP III Private Equity 2018 4,000 1,825 34 2,910 2,944 1.6x 1.6x 48.6% 42.0% VCP Strategy² Private Equity 7,615 4,835 6,936 5,529 12,465 2.6x 2.3x 64.8% 70.3% NE Empreendedor Private Equity 2003 36 13 26 0 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 75 139 213 1.6x 1.3x 22.0% 9.8% VIR IV Private Equity 2020 1,000 189 2 203 205 1.1x 1.0x 23.8% 14.2% VIR Strategy³ Private Equity 1,276 336 103 342 445 1.3x 1.2x 22.1% 27.8% FIP Transmissão 4 Infrastructure 2017 211 104 241 161 401 3.9x 3.0x 69.4% 53.5% VIAS Infrastructure - 384 - - - - - - - - VFDL 5 Real Estate 2021 422 79 0 99 99 1.2x 1.4x 70.5% 107.4%

31 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 Distributable Earnings (US$)³ 19,397 11,377 13,637 10,615 DE per Common Share (US$)¹ 0.34 0.20 0.24 0.19 Actual Dividend per Common Share² 0.30 0.16 0.20 0.17 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 ▪ Vinci Partners generated R$0.95 or US$0.19¹ of Distributable Earnings per common share for the first quarter of 2022. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of May 24, 2022; payable on June 08 , 2022 .

32 Share Summary ▪ Common Shares Outstanding as of quarter end of 55,829,316 shares. x Repurchased 326,261 common shares in the quarter, with an average share price of US$12.3. x Repurchased 1,084,272 common shares since the announcement of the share repurchase plan, with an average share price of US$12 .7. x Available authorization remaining was R$11.2 million on March 31, 2022. VINP Shares 4Q ' 20 (Pre IPO) 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float N/A 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 Common Shares Outstanding 41,642,100 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316

GP Commitment in Private Market funds

- As of March 31, 2022, the company had R$451.4 million in capital commitments signed to proprietary Private Markets funds.
- During the first quarter of 2022, the company signed R$269.0 million in capital commitments to proprietary Private Markets funds.
- Total GP Investments marked at fair value of R$258.7 million as of March 31, 2022.
- Total capital returned in the quarter of R$2.1 million, coming from dividends paid by our REITs.

(R$ millions, unless mentioned) Fund	Segment	1Q'22 Commitments	Total Capital Committed	1Q'22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (1Q'22)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments
Nordeste III	Private Equity	0.0	5.0	0.0	3.1	0.0	1.3	2.7
VCP III	Private Equity	0.0	3.1	0.6	1.7	0.0	0.0	2.5
VIR IV	Private Equity	0.0	11.1	0.8	2.9	0.0	0.1	2.7
FIP Infra Transmissão (co- investment)[1]	Infrastructure	0.0	29.5	0.0	8.9	0.0	19.7	12.7
FIP Infra Transmissão[1]	Infrastructure	0.0	10.5	0.0	3.4	0.0	6.2	4.0
VIAS	Infrastructure	0.0	50.0	26.5	27.8	0.0	0.0	27.0
VFDL	Real Estate	0.0	70.0	0.0	14.0	0.0	0.0	16.9
VIUR	Real Estate	0.0	67.3	0.0	67.3	1.4	4.6	49.5
VCS	Credit	22.0	80.0	22.0	80.0	0.0	0.0	84.4
Vinci FOF Imobiliário	Real Estate	0.0	10.0	0.0	10.0	0.0	0.0	10.8
VSP	IP&S	45.0	50.0	0.0	0.0	0.0	0.0	0.0
VINO	Real Estate	50.0	50.0	50.0	50.0	0.6	0.6	45.3
Vinci Transporte e Logística II	Infrastructure	15.0	15.0	0.0	0.0	0.0	0.0	0.0
Total		**132.0**	**451.4**	**99.8**	**269.0**	**2.1**	**32.5**	**258.7**

33

Reconciliations and Disclosures

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
REVENUES						
Net revenue from management fees	81,843	87,229	7%	290,211	366,456	26%
Net revenue from performance fees	9,951	3,172	-68%	53,711	30,854	-43%
Realized performance fees	*9,529*	*2,536*	*-73%*	*38,301*	*38,355*	*0%*
Unrealized performance fees	*422*	*636*	*51%*	*15,410*	*(7,501)*	*N/A*
Net revenue from advisory	15,066	3,674	-76%	27,936	55,363	98%
Total net revenues from services rendered	**106,860**	**94,075**	**-12%**	**371,858**	**452,673**	**22%**
EXPENSES						
Bonus related to management and advisory[1]	(18,526)	(17,272)	-7%	(65,167)	(83,715)	28%
Performance based compensation[2]	(3,292)	(1,032)	-69%	(17,931)	(11,741)	-35%
Realized	*(3,142)*	*(807)*	*-74%*	*(11,972)*	*(14,399)*	*20%*
Unrealized	*(150)*	*(225)*	*50%*	*(5,959)*	*2,658*	*N/A*
Total compensation and benefits	**(21,818)**	**(18,303)**	**-16%**	**(83,098)**	**(95,455)**	**15%**
Segment personnel expenses	(5,097)	(6,549)	28%	(16,385)	(23,698)	45%
Other general and administrative expenses	(3,574)	(4,503)	26%	(15,707)	(18,441)	17%
Corporate center expenses	(19,512)	(18,761)	-4%	(63,827)	(79,848)	25%
Total expenses	**(50,002)**	**(48,116)**	**-4%**	**(179,017)**	**(217,442)**	**21%**
Operating profit	**56,858**	**45,959**	**-19%**	**192,841**	**235,231**	**22%**
OTHER ITEMS						
GP Investment income	1,161	(4,169)	N/A	6,590	(5,250)	N/A
Realized gain from GP investment income	*112*	*2,045*	*1,726%*	*140*	*15,784*	*11,174%*
Unrealized gain from GP investment income	*1,049*	*(6,214)*	*N/A*	*6,450*	*(21,034)*	*N/A*
Financial income	4,497	24,708	449%	7,011	48,113	586%
Realized gain from financial income	*4,644*	*24,996*	*438%*	*6,165*	*49,081*	*696%*
Unrealized gain from financial income	*(147)*	*(288)*	*96%*	*846*	*(968)*	*N/A*
Leasing expenses	(3,157)	(2,472)	-22%	(12,301)	(11,596)	-6%
Other items	886	(1,136)	N/A	820	(2,341)	N/A
Stock compensation plan	-	(736)	N/A	-	(4,406)	N/A
Non-recurring expenses[3]	-	(5,109)	N/A	-	(5,109)	N/A
Total Other Items	**3,387**	**11,086**	**227%**	**2,120**	**19,411**	**816%**
Profit before income taxes[4]	**60,245**	**57,045**	**-5%**	**194,961**	**254,642**	**31%**
(-) Income taxes[5]	(13,232)	(11,739)	-11%	(47,048)	(47,734)	1%
NET INCOME	**47,013**	**45,306**	**-4%**	**147,913**	**206,908**	**40%**
(+) Non-recurring expenses including income tax related to realized expense	-	4,437	N/A	-	4,437	N/A
ADJUSTED NET INCOME	**47,013**	**49,742**	**6%**	**147,913**	**211,344**	**43%**

See notes and definitions at end of document

35

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'21	1Q'22	1Q'21 LTM	1Q'22 LTM
OPERATING PROFIT	**56,858**	**45,959**	**192,841**	**235,231**
(-) Net revenue from realized performance fees	(9,529)	(2,536)	(38,301)	(38,355)
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
(+) Compensation allocated in relation to performance fees[1]	3,292	1,032	17,931	11,741
FEE RELATED EARNINGS (FRE)	**50,199**	**43,818**	**157,061**	**216,117**
OPERATING PROFIT	**56,858**	**45,959**	**192,841**	**235,231**
(-) Net revenue from management fees	(81,843)	(87,229)	(290,211)	(366,456)
(-) Net revenue from advisory	(15,066)	(3,674)	(27,936)	(55,363)
(+) Bonus related to management and advisory[2]	18,526	17,272	65,167	83,715
(+) Personnel expenses	5,097	6,549	16,385	23,698
(+) Other general and administrative expenses	3,574	4,503	15,707	18,441
(+) Corporate center expenses	19,512	18,761	63,827	79,848
PERFORMANCE RELATED EARNINGS (PRE)	**6,659**	**2,140**	**35,780**	**19,113**
OPERATING PROFIT	**56,858**	**45,959**	**192,841**	**235,231**
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
(+) Compensation allocated in relation to unrealized performance fees	150	225	5,959	(2,658)
(+) Realized gain from GP investment income	112	2,045	140	15,784
SEGMENT DISTRIBUTABLE EARNINGS	**56,699**	**47,593**	**183,531**	**255,857**
NET INCOME	**47,013**	**45,306**	**147,913**	**206,908**
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
(+) Income tax from unrealized performance fees	49	73	1,777	(866)
(+) Compensation allocated in relation to unrealized performance fees	150	225	5,959	(2,658)
(-) Unrealized gain from GP investment income	(1,049)	6,214	(6,450)	21,034
(+) Income tax on unrealized gain from GP investment income	416	-	2,252	341
(-) Unrealized gain from financial income	147	288	(846)	968
(+) Income tax on unrealized gain from financial income	(48)	65	290	(3,302)
(+) Depreciation and amortization	939	984	2,032	3,962
(+) Stock compensation plan	-	736	-	4,406
(+) Non-recurring expenses including income tax related to realized expense	-	4,437	-	4,437
ADJUSTED DISTRIBUTABLE EARNINGS	**47,195**	**57,692**	**137,518**	**242,730**
TOTAL NET REVENUE FROM SERVICES RENDERED	**106,860**	**94,075**	**371,858**	**452,673**
(-) Net revenue from realized performance fees	(9,529)	(2,536)	(38,301)	(38,355)
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**96,909**	**90,903**	**318,147**	**421,819**

See notes and definitions at end of document

36

37 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 1Q'21 1Q'22 1Q’21 LTM 1Q’22 LTM Profit (loss) before income taxes, not - including Dividends to partners 60,245 57,045 225,833 254,642 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (20,483) (19,395) (76,783) (86,578) Reconciliation adjustments: Expenses not deductible (52) (18) (107) (358) Tax benefits 14 35 454 846 Share based payments - (86) 0 (457) Effect of presumed profit of subsidiaries¹ 7,092 7,714 28,995 38,901 Other additions (exclusions), net 197 11 393 (88) Income taxes expenses (13,232) (11,739) (47,048) (47,734) Current (14,196) (12,671) (45,996) (55,245) Deferred 964 932 (1,052) 7,511 Effective tax rate 22% 21% 21% 19%

38 13.1 18.5 3.3 8.7 0.9 2.4 3.0 15.2 17.3 1.0 8.4 1.0 2.6 2.7 General and Administrative Expenses 1 Q 2021 (R$mm) 1 Q 2022 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$50.0 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$48.1 mm - 4%

39 Balance Sheet Results Assets 12/31/2021 3/31/2022 Current assets Cash and cash equivalents 102,569 38,516 Cash and bank deposits 21,679 9,109 Financial instruments at fair value through profit or loss 80,890 29,407 Financial instruments at fair value through profit or loss 1,372,926 1,324,292 Trade receivables 44,316 41,453 Sub - leases receivable - 1,500 Taxes recoverable 3,199 3,214 Other assets 4,193 7,136 Total current assets 1,527,203 1,416,111 Non - current assets Financial instruments at fair value through profit or loss 8,593 9,235 Trade receivables 19,368 20,042 Sub - leases receivable - 2,256 Taxes recoverable 80 61 Deferred taxes 4,970 6,057 Other receivables 2,011 1,851 35,022 39,502 Property and equipment 14,294 13,591 Right of use - Leases 69,329 63,159 Intangible assets 1,157 1,156 Total non - current assets 119,802 117,408 TOTAL 1,647,005 1,533,519 Liabilities and equity 12/31/2021 3/31/2022 Current liabilities Trade payables 831 366 Deferred Revenue - 17,504 Leases 22,304 22,755 Accounts payable 10,677 6,909 Labor and social security obligations 106,299 25,023 Taxes and contributions payable 23,762 14,838 Total current liabilities 163,873 87,395 Non - current liabilities Accounts payable - - Leases 63,240 59,581 Deferred taxes 5,016 5,209 68,256 64,790 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (52,585) (73,815) Retained Earnings 70,183 59,315 Other reserves 15,182 13,747 1,414,833 1,381,300 Non - controlling interests in the equity of subsidiaries 43 34 Total equity 1,414,876 1,381,334 Total liabilities and equity 1,647,005 1,533,519

Notes and Definitions

- **Notes to page 5**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities.

(2) Source Anbima.

(3) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non-recurring expenses.

- **Notes to page 7**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

(3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Las twelve months are calculated as the sum of the last four quarters.

(5) Non-recurring expenses are composed mostly by expenses related to professional services to matters related to our international corporate organization.

- **Notes to page 9**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 10**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure.

- **Notes to page 11**

(1) Accrued performance fees for the VCP offshore are as of 4Q'21. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 12**

(1) International mandates have several different benchmarks across its vehicles.

(2) The preferred return w/ catch-up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch-up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

40

VINCI partners

41 Notes and Definitions (cont’d.) (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA(inflation rate) plus a fixed interest rate. ▪ Notes to page 14 (1) Public company new recurring costs include personnel expenses such as changes made in the company’s compensation structur e a fter the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees. ▪ Notes to page 15 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters. ▪ Notes to page 16 (1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve m ont hs values are calculated as the sum of the last four quarters. ▪ Notes to page 17 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit. ▪ Notes to page 18 (1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding extraordinary expenses. (2) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve mo nth s values are calculated as the sum of the last four quarters.

42 Notes and Definitions (cont’d.) ▪ Notes to page 19 (1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bra desco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cas h a nd which are subject to an insignificant risk of changes in value. (2) Liquid funds’ value are calculated as investment at fair value as of December 31, 2021, in liquid funds from Vinci Partne rs’ public equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 4Q'21 Financia l S tatements filed within the SEC on February 24, 2022. (3) GP Fund Investments include Vinci Partners’ GP investments in private market funds, calculated at fair value as of Decemb er 31, 2021. For more detail, please see slide 35 and the Financial Statements filed within the SEC on February 24, 2021. (4) Cash and Net Investments per share were calculated considering the number of outstanding shares at the end of each quarte r. ▪ Notes to page 29 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil(daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE. (7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Yea rs in duration. (8) IFIX is an index composed by listed REITs in the brazilian stock Market. ▪ Notes to page 30 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 1Q’ 22. (3) Track record for VIR strategy is presented as of 4Q’21, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for FIP Infra is presented as of 1Q’22. (5) Track record for VFDL is presented as of 1Q’22.

Notes and Definitions (cont'd.)

- **Notes to page 31**

(1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0171, as of May 5, 2022, when dividends were approved by our Board of Directors.

(2) Per Share calculations are based on end of period Participating Common Shares.

(3) Actual dividends per common share are calculated considering the share count as of the applicable record date.

- **Notes to page 33**

(1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

- **Notes to page 35**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(3) Nonrecurring expenses are composed mostly by expenses related to professional services to matters related to our international corporate organization.

(4) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distributed by the company to its original partners before the company turned public in 2021.

(5) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

- **Notes to page 36**

(1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

- **Notes to page 37**

(1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

43

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

44

Notes and Definitions (cont'd.)

- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.
- "Capital Subscription / (capital return)" represents the net capital commitments and capital returns from our Private Markets' closed end and listed funds.
- "Net Inflows / (outflows)" represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.
- "Appreciation / (depreciation)" represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds' investment's value.
- "MOIC" means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.
- "IRR" means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

45

VINCI partners

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

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